Exhibit 12.1

CRESTWOOD MIDSTREAM PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended March 31,
	2015	2014
Earnings:
Pre-tax income from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$18.6	$6.3
Add:
Fixed charges	31.8	29.9
Amortized capitalized interest	—	—
Less:
Capitalized interest	(0.7)	(1.3)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges(1)	(5.6)	(3.1)
Total earnings available for fixed charges	$44.1	$31.8

Fixed charges:
Interest and debt expense	30.6	29.4
Interest component of rent	1.2	0.5
Total fixed charges	$31.8	$29.9

Ratio of earnings to fixed charges(2)	1.4	1.1

(1)	Dividend requirement of preferred securities issued by our consolidated subsidiary was paid in units and therefore were not considered a fixed charge for purposes of this computation.

(2)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.